SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                24 February 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 February 2006 re: Final Results

                              Lloyds TSB Group plc

                                  2005 Results


                            PRESENTATION OF RESULTS

Up to 31 December 2004 the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (UK GAAP). With effect from 1 January 2005 the Group implemented International Financial Reporting Standards
(IFRS). In this document the 2004 comparative financial information has been restated to reflect the adoption of those IFRS standards which are required to be applied retrospectively, but does not include the additional impacts arising from first time application of IAS 32 'Financial Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' (including UK Financial Reporting Standard 27 'Life Assurance'), which have been implemented with effect from 1 January 2005, with the opening balance sheet at that date adjusted accordingly. Further information on the impact of implementing IFRS on comparative information was published in the Group's 'Transition to IFRS' announcement on 27 May 2005.

The impact of IFRS, and in particular the increased use of fair values, has resulted in greater earnings volatility. In order to provide a more comparable representation of business performance this volatility has been separately analysed for the Group's insurance and banking businesses (page 31, note 4). In addition, other IFRS related adjustments applied with effect from 1 January 2005, for which comparatives are not required to be restated (page 31, note 3), and the impact on the Group's results of businesses sold in 2004, have been separately analysed in the Group's results. A reconciliation of this ' comparable' basis of presentation to the statutory profit before tax is shown on page 1.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

CONTENTS

                                                                                                          Page
Profit before tax by division                                                                                1
Assets by division                                                                                           1
Performance highlights                                                                                       2
Summary of results                                                                                           3
Group Chief Executive's statement                                                                            4
Group Finance Director's review of financial performance                                                     8
Segmental analysis                                                                                          11
Divisional performance
     - UK Retail Banking                                                                                    12
     - Insurance and Investments                                                                            15
     - Wholesale and International Banking                                                                  19
Consolidated income statement - statutory                                                                   22
Consolidated balance sheet - statutory                                                                      23
Condensed consolidated cash flow statement - statutory                                                      24
Consolidated statement of changes in equity - statutory                                                     25
Summarised segmental analysis - statutory                                                                   26
Notes                                                                                                       27
Contacts for further information                                                                            44


PROFIT BEFORE TAX BY Division


                                                                             2005            2004       Change
                                                                             GBPm            GBPm            %
UK Retail Banking
  Before provisions for customer redress                                    1,681           1,739           (3)
  Provisions for customer redress                                            (150)           (100)
                                                                            1,531           1,639           (7)
Insurance and Investments
  Before provisions for customer redress and strengthening of                 908             790           15
  reserves for mortality
  Provisions for customer redress                                               -             (12)
  Strengthening of reserves for mortality (page 10)                          (110)              -
                                                                              798             778            3
Wholesale and International Banking                                         1,504           1,253           20
Central group items (page 34 note 7)                                         (367)           (350)
Profit before tax - comparable basis                                        3,466           3,320            4
Volatility (page 31, note 4)
-  Banking                                                                   (124)              -
-  Insurance                                                                  438             168
-  Policyholder interests                                                     311             (30)
Other IFRS adjustments applied from 1 January 2005
(page 31, note 3)
-  Before strengthening of reserves for mortality                            (276)              -
-  Strengthening  of reserves for mortality                                   (45)              -
                                                                             (321)              -
Profit (loss) on sale of businesses (page 41, note 20)                         50             (21)
Trading results of discontinued operations in 2004                              -              40
Profit before tax                                                           3,820           3,477            10



A more detailed reconciliation of comparable profit before tax to the Group's profit before tax for the year is shown in note 2 on page 29.


                              ASSETS BY DIVISION
                                                                   31 December        1 January
                                                                          2005             2005       Change
                                                                          GBPm             GBPm            %

UK Retail Banking                                                      103,930           96,472            8
Insurance and Investments                                               80,148           70,734           13
Wholesale and International Banking                                    124,044          123,826            -
Central group items                                                      1,632            1,822          (10)
Total assets                                                           309,754          292,854            6

                             PERFORMANCE HIGHLIGHTS

Results - statutory

- Profit before tax increased by GBP343 million, or 10 per cent, to GBP3,820 million.

- Profit attributable to equity shareholders increased by 4 per cent to GBP2,493 million.

-    Earnings per share increased by 4 per cent to 44.6p.

- Post-tax return on average shareholders' equity increased to 25.6 per cent, from 22.8 per cent.

-    Total capital ratio 10.9 per cent, tier 1 capital ratio 7.9 per cent.

- Dividend maintained. Final dividend of 23.5p per share, making a total of 34.2p for the year. Dividend cover increased to 1.3 times.

Results - comparable basis

- Profit before tax increased by GBP146 million, or 4 per cent, to GBP3,466 million.

     Excluding customer redress provisions and the strengthening of reserves for mortality:

- Profit before tax increased by GBP294 million, or 9 per cent, to GBP3,726 million.

-    Income growth of 7 per cent exceeded cost growth of 4 per cent.

-    Earnings per share increased by 11 per cent to 47.2p.

-    Economic profit increased by 14 per cent to GBP1,620 million.

- Post-tax return on average shareholders' equity increased to 23.3 per cent, from 22.2 per cent.

Key achievements

- Continued good levels of earnings momentum. Improved levels of revenue growth.

- Costs remain firmly under control. Income growth of 7 per cent exceeded cost growth of 4 per cent. Enhanced cost management programme announced.

- Good franchise growth with customer lending up by 9 per cent to GBP175 billion and customer deposits up by 4 per cent to GBP131 billion.

- Increasing signs of net interest margin stability. 5 basis points increase in the banking net interest margin in the second half of 2005, compared to the first half of 2005.

- 28 per cent increase in retail banking target customer recruitment. Good levels of customer balance growth in many product areas.

- 21 per cent increase in life assurance new business weighted sales (bancassurance up 13 per cent; IFA sales up 30 per cent). Significant improvement in market share to an estimated 6.2 per cent, from 5.7 per cent. 19 per cent increase in new business contribution, and higher new business margin.

- Excellent progress in delivering the strategy to build an integrated Wholesale bank. 31 per cent increase in Corporate Markets profit before tax, and 35 per cent increase in Business Banking profit before tax.

-    Overall credit quality remains satisfactory.

- Capital ratios remain robust, continued improvement in balance sheet management.

                               SUMMARY OF RESULTS

                                                                         2005             2004       Change
Results - statutory                                                      GBPm             GBPm            %

Total income, net of insurance claims                                  10,540            9,661            9
Operating expenses                                                      5,471            5,297            3
Trading surplus                                                         5,069            4,364           16
Impairment losses on loans and advances                                 1,299              866           50
Profit before tax                                                       3,820            3,477           10
Profit attributable to equity shareholders                              2,493            2,392            4
Economic profit (page 40, note 17)                                      1,616            1,448           12
Earnings per share (page 40, note 18)                                   44.6p            42.8p            4
Post-tax return on average shareholders' equity                         25.6%            22.8%

Results - comparable basis (page 29, note 2)
Total income, net of insurance claims                                  10,062            9,489            6
Operating expenses                                                      5,506            5,266            5
Trading surplus                                                         4,556            4,223            8
Impairment losses on loans and advances                                 1,090              903           21
Profit before tax                                                       3,466            3,320            4
Excluding customer redress provisions and strengthening
of reserves for mortality
Total income, net of insurance claims                                  10,172            9,489            7
Operating expenses                                                      5,356            5,154            4
Profit before tax                                                       3,726            3,432            9
Economic profit                                                         1,620            1,417           14
Earnings per share                                                      47.2p            42.6p           11
Post-tax return on average shareholders' equity                         23.3%            22.2%
Post-tax return on average risk-weighted assets                         1.92%            1.98%

Shareholder value
Closing market price per share (year end)                              488.5p             473p            3
Total shareholder return                                                10.9%            15.1%
Total market value of shareholders' equity                          GBP27.4bn        GBP26.5bn            3
Proposed dividend per share (page 43, note 22)                          34.2p            34.2p


                                                                  31 December        1 January
                                                                         2005             2005
                                                                         GBPm             GBPm
Balance sheet - statutory
Shareholders' equity                                                   10,195            9,489            7
Net assets per share (pence)                                              180              167            8
Total assets                                                          309,754          292,854            6
Loans and advances to customers                                       174,944          161,162            9
Customer deposits                                                     131,070          126,349            4

Risk asset ratios
Total capital                                                           10.9%            10.1%
Tier 1 capital                                                           7.9%             8.2%

                       GROUP CHIEF EXECUTIVE'S STATEMENT

2005 was a good year for the Group, both in terms of our financial performance and, as importantly, in making further progress in the development of our organic growth strategy.

On the financial side, we increased our already high return on equity and we delivered a total return of 10.9 per cent to our shareholders. We grew the trading surplus in each division as the rate of growth in income exceeded that of costs and we achieved good overall earnings growth in the face of a slower economic environment.

In terms of delivering the Group strategy, we have established better sales momentum and stronger levels of customer acquisition in our banking businesses and delivered good sales growth in our life assurance business over the course of the year. Our market shares are either stable, or growing, in most of our key product lines. Most importantly, our customer relationship programmes are being effectively implemented and we are delivering higher revenues per customer in our retail and corporate banking businesses.

We have significantly enhanced our productivity, as the quality programmes that we commenced in 2003 continue to show improving results. This is reflected in our cost:income ratio which, on a comparable basis and excluding customer redress provisions and the strengthening of reserves for mortality, improved to
52.7 per cent, from 54.3 per cent in 2004, and I am pleased that we have achieved this whilst continuing to invest substantially in the business. Our customer satisfaction scores hit record highs in 2005, again reflecting the improvement programmes established over the last couple of years, and we will continue to drive further improvements as we seek to differentiate our service performance against that of our competitors.

The risk environment remains satisfactory overall, although we have seen a deterioration in the unsecured consumer lending portfolios as a result of an increase in the number of customers facing repayment difficulties, which has been offset by a strong performance in the Corporate lending portfolios. Over time, we expect the consumer position to stabilise in an improving economy, and for the trend in corporate impairments to move away from the unusually benign recent experience.

Our employee engagement scores have also improved significantly during the year, indicating that our people understand and are committed to our strategy, and we have improved our performance management processes in support of the Group strategy. We also strengthened our senior management team, with the addition of key hires in the Retail Bank.

Overall, I am pleased with the progress of the Group during 2005. We delivered on our financial plans and we also used the time to develop the franchise successfully in line with our growth strategy. We have continued to make good progress in each of the divisions, the highlights of which are summarised below.

In the Retail Bank, income grew 4 per cent whilst costs rose by just 1 per cent, on a comparable basis and excluding customer redress provisions. This led to 7 per cent growth in the trading surplus which was offset by an increase in the charge for impaired lending, reflecting an increase in customers experiencing repayment difficulties. Profit before tax reduced by 3 per cent. To reflect the general slowdown in the consumer credit markets, a number of actions were taken over the course of the year to tighten credit underwriting.

It is not in the interests of the individual customer or the Group to lend money to a customer who cannot afford to repay. The Group takes its responsibilities in this regard very seriously and has a responsible lending programme, to ensure we help our customers clearly understand the nature of the agreements they are entering into and we confirm affordability before agreeing to any borrowing requests. Where customers do experience repayment difficulties, our staff are trained to offer the necessary advice and support to manage their finances and we have a Customer Support Unit, whose role it is to identify customers who are showing early signs of financial difficulty so that we can provide early advice and support to them.

The Retail Bank is committed to achieving top performance in both effectiveness and efficiency. Effectiveness is the ability to recruit, develop and retain loyal customers who think of us first for their next financial services need. Efficiency is the ability to provide service and sales at a lower cost so that we can give our customers better value. We believe that in order to achieve our goal we must be customer rather than product centric.

We continue to focus our efforts on our existing customers where we have an information advantage that allows us to be more effective and efficient in providing sales and service that meet our customers' financial needs. We have also stepped up our new customer recruitment efforts, which have helped drive good target customer recruitment, particularly in the second half of the year, to give a 28 per cent increase over last year.

We have committed ourselves to earning the right to meet 100 per cent of our customers' financial services needs and helping them succeed financially. In 2005, we recorded our highest ever customer satisfaction scores across all our channels - branch, telephone and internet banking. The improvement in customer satisfaction and the renewed focus on meeting all our customers' financial services needs has helped to drive an improving sales performance during 2005, and has been accompanied by good balance growth in our key product lines with mortgages up 10 per cent, credit cards (excluding Goldfish) up 9 per cent and customer deposits 7 per cent higher. Sales through our internet and telephone channels grew strongly by 28 per cent and 39 per cent respectively.

In Insurance and Investments, profits showed significant growth, reflecting further success in delivering our strategies. Profit before tax, on a comparable basis and excluding the 2004 customer redress provision and the strengthening of reserves for mortality, increased by 15 per cent, underpinned by strong growth in both the bancassurance and IFA channels and continued control of costs. Profits grew strongly in both our life assurance and general insurance businesses.

Scottish Widows delivered a significant increase in sales as we focused on more profitable and more capital efficient business lines. This led to a 19 per cent increase in new business contribution. Bancassurance sales grew by 13 per cent despite a slowdown seen in the levels of mortgage related protection business. The sales of OEICs increased by 72 per cent, building on the launch of the simplified product suite that was introduced at the end of 2004.

IFA sales grew strongly with a 30 per cent improvement in weighted sales, underpinned by product and service improvements in pensions and investments. This improved performance led to an estimated market share of 6.8 per cent in 2005, compared to 5.9 per cent last year.

We have also invested in the development of new pensions and life platforms, and continue to develop our distribution capabilities. We remain well placed to benefit from the anticipated growth in savings and investment product sales over the coming years. The new life platform has already supported the launch of the new partnership with Virgin Money.

Scottish Widows remains strongly capitalised. In addition to the payment of a GBP200 million dividend to the Group in March 2005, Scottish Widows made a further GBP800 million distribution to the Group in December 2005 as part of our plans to improve capital efficiency. A second annual dividend will be paid in March 2006.

Our General Insurance business continued its successful development, delivering a 22 per cent growth in profits, supported by improvements to both the claims and combined ratios. The results reflect continued successful cross sales to franchise customers in both retail and business banking as well as continued investment in our service performance, direct channel business and claims processing.

In Wholesale and International Banking, our results show excellent progress in our core businesses and the division delivered a 20 per cent improvement in profit before tax, on a comparable basis, at the same time as improving returns.
  The good results were achieved by the successful implementation of our strategies in Business Banking and Corporate Markets and these businesses will continue to provide the platform for profitable growth in the division. We again maintained our management discipline of positive jaws, with the rate of growth in income increasing by 10 per cent whilst costs grew by 7 per cent, partly reflecting the increase in investment costs necessary to fund the ongoing development of the division.

In Business Banking, we have again reported strong franchise growth winning increasing numbers of new customers both through attracting profitable ' switchers' from other banks and by cementing our position as the leader in the business start-ups market with a share of 22 per cent. We have continued to build stronger relationships with our customers, as we satisfy more of their needs, and this has been reflected in good balance growth in both customer lending and deposits, as well as fee income.

Corporate Markets has delivered another strong performance with a 31 per cent improvement in profits supported by a 27 per cent growth in income from the cross-sale of products. The results reflect our strategy of managing these businesses in an integrated manner in support of our customers' success. We were pleased to receive external recognition of our efforts as we won a range of awards including the CBI Bank of the Year Award 2005. Across the businesses, our asset quality remains very strong with impairment losses declining year on year. We are continuing to invest within Corporate Markets, in terms of our relationship offers, our product range and our infrastructure, to ensure we can meet even more of our customers' needs in a highly competitive market.

Turning to 2006, our objective across each of the divisions is to continue to improve sales performance and deepen our customer relationships, which will result in market share growth. To support our efficiency and productivity objectives, we will continue to focus on the centralisation and industrialisation of our manufacturing capabilities, take the next steps in our procurement programme and further embed our quality approach throughout the Group.

In support of our customer objectives, we have set stretching customer satisfaction targets and will continue to develop our products, policies and procedures in line with those targets. Our strong risk and control infrastructure remains an important element of our growth strategy and will be further enhanced as we seek to develop risk into a differentiating competency. We will also continue to focus on the development of our staff, whilst aiming for even stronger engagement scores.

In summary, 2005 was a good year for the Group. We delivered on our short-term financial goals whilst also investing in the long-term health of the business, which is necessary to drive sustainable future earnings growth. This is our last set of results under the chairmanship of Maarten van den Bergh and I would like to take this opportunity to record my appreciation for his major contribution to the Group over the past five and a half years. We are delighted that Sir Victor Blank will succeed him and we look forward to welcoming him to the Group shortly.

Continuing to grow a successful business is the best way for Lloyds TSB to create value for all our stakeholders and to contribute to the wider economy.
We maintain one of the largest community investment programmes in the UK, supporting our customers and staff and making a significant contribution to the local communities in which we operate. Since 1997, the Lloyds TSB Foundations have received over GBP250 million from the Group's pre-tax profits to distribute to community groups and in 2006 they will receive in excess of GBP30 million.

Finally, I would like to express my continued thanks to all of the staff who work for the Lloyds TSB Group. They remain committed to serving the needs of our customers and their wonderful efforts are the key element to our continued success.

J Eric Daniels
Group Chief Executive

            GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE

With effect from 1 January 2005, the Group has been using IFRS for financial reporting. Although IFRS significantly changes the timing of earnings recognition in financial results it has no impact on our business fundamentals and cash flows, the development of our organic growth strategies, or our capital management policies.

Details of the retrospective impact of the Group's implementation of IFRS were published in our 'Transition to IFRS' announcement on 27 May 2005. The increased use in IFRS of fair values has, however, led to greater volatility in the earnings of the Group. In order to provide a more comparable representation of our business performance this earnings volatility, together with other IFRS related adjustments applied with effect from 1 January 2005 and the impact on the Group's results of businesses sold in 2004, have been separately analysed to provide a comparable basis of presentation.

In 2005 statutory profit before tax was GBP3,820 million, an increase of GBP343 million, or 10 per cent (2004: GBP3,477 million). Profit attributable to equity shareholders increased by GBP101 million, or 4 per cent, to GBP2,493 million and earnings per share increased by 4 per cent to 44.6p. Economic profit increased by 12 per cent to GBP1,616 million.

On a comparable basis, profit before tax increased by GBP146 million, or 4 per cent, to GBP3,466 million (2004: GBP3,320 million). Excluding the impact of customer redress provisions and the strengthening of reserves for mortality, profit before tax increased by 9 per cent to GBP3,726 million. Income increased by 7 per cent whilst costs grew by only 4 per cent. Earnings per share increased by 11 per cent to 47.2p. The post-tax return on shareholders' equity increased to 23.3 per cent (2004: 22.2 per cent) and economic profit rose by 14 per cent to GBP1,620 million.

Our strategy to deepen customer relationships has led to an increase in customer advances, particularly in mortgages, credit cards and corporate lending, and is reflected in a 9 per cent increase in loans and advances to customers to GBP175 billion. Customer deposits increased by GBP5 billion, or 4 per cent, to GBP131 billion, largely as a result of good growth in customer savings accounts in the retail business.

Group net interest income, on a comparable basis, increased by GBP423 million, or 8 per cent, compared with last year. Good levels of consumer lending growth increased average personal lending and credit card balances by GBP1.7 billion and average mortgage balances by GBP7.8 billion. Customer lending growth in our Business Banking and Corporate Markets franchises increased average interest-earning assets by GBP4.4 billion. The banking net interest margin (page 34, note 8) decreased by 6 basis points to 2.78 per cent. Much of this margin decline has been caused by the impact of lower earnings on the Group's capital and other interest-free liabilities and, excluding this funding impact, the margin was broadly stable year-on-year. The banking net interest margin in the second half of 2005 actually increased by 5 basis points to 2.80 per cent, compared with 2.75 per cent in the first half of 2005.

Other income, net of insurance claims, on a comparable basis and excluding the strengthening of reserves for mortality, increased by GBP260 million, or 6 per cent, to GBP4,659 million. Fees and commissions receivable increased by 9 per cent to GBP3,315 million as a result of higher income from the strong volume growth in current account fees and an increase in fees from large corporate business and asset based lending, as a result of growing customer transaction volumes.

Operating expenses continued to be tightly controlled and on a comparable basis increased by 5 per cent to GBP5,506 million (page 36, note 11). Excluding the impact of customer redress provisions, operating expenses increased by only 4 per cent. Significant improvements continue to be made in processing and operational efficiency and we have continued to expand our programme of offshoring a number of our processing and back office operations to India. Staff numbers reduced by 3,652 to 69,778 during the year, improving Group productivity. As a result of this constant focus on day-to-day operating cost control, the cost:income ratio, excluding customer redress provisions and the strengthening of reserves for mortality, improved to 52.7 per cent, from 54.3 per cent in 2004.

Whilst the Group has demonstrated strong cost control during 2005, we have also identified a number of key initiatives which collectively have the potential to significantly improve our cost:income ratio over the next few years whilst also improving operational efficiency and speed of execution. These self-funding initiatives will capture significant groupwide synergies and fall broadly into three categories:-

- improve our operational efficiency and management accountabilities through organisational redesign and process re-engineering;

- consolidating similar back-office operations and achieving cost reductions through standardising the way we operate and manage back-office processes across the Group; and

- transforming groupwide procurement to enhance the way we manage suppliers and achieve the most efficient pricing available.

This programme of efficiency improvement initiatives is expected to deliver gross benefits of GBP275 million per annum for an initial investment of less than GBP200 million, of which GBP40 million was charged in 2005. This will continue to improve the Group's cost:income ratio whilst allowing substantial scope to re-invest in the business. From 2007 onwards we expect the Group's profit before tax to be increased by approximately GBP100-GBP150 million per annum as a result of this programme of cost saving initiatives.

Overall asset quality remains satisfactory. On a comparable basis, impairment losses on loans and advances increased by 21 per cent to GBP1,090 million. A substantial reduction in impairment losses in the corporate franchise was more than offset by higher retail impairments, resulting from a combination of volume related asset growth in personal loan and credit card lending, the absence of a provision release in the mortgage business which totalled GBP39 million in 2004 and more customers, with higher levels of indebtedness and therefore lower levels of recovery, experiencing repayment difficulties. As a result of tightening our credit underwriting criteria during 2005, the quality of new business written during 2005 is good. Our impairment charge expressed as a percentage of average lending increased to 0.66 per cent, compared to 0.61 per cent in 2004 (page 37, note 13). On a statutory basis, impaired assets totalled GBP4,122 million, compared with GBP3,515 million at 1 January 2005, representing
2.3 per cent of total lending, up from 2.1 per cent at 1 January 2005, but unchanged from 30 June 2005.

We expect a further deterioration in the retail credit environment in the first half of 2006 however, as a result of the improved quality of new business written in the last 12 months, we expect greater stability in the second half of 2006. In Wholesale Markets, impairment levels have remained low throughout 2005 and the outlook for corporate lending remains good, although we expect a return to more normal levels of impairment over time.

Following the publication of revised annuitant mortality tables and consultation on future mortality projections by the actuarial profession's Mortality Committee, the Group has reviewed the annuitant mortality assumptions used in its life assurance businesses. While the actuarial profession is still consulting on the adoption of the new projections, the Group has decided to strengthen its mortality related reserves by GBP155 million (GBP110 million on a comparable basis).

Following the introduction of time-barring, and the consequent increase in claims, the Group has also reviewed the estimated cost of redress payments to customers, principally relating to past sales of mortgage endowment policies through the branch network. This has led to an increased provision for customer redress of GBP150 million.

Our capital position remains robust. At the end of December 2005, the total capital ratio was 10.9 per cent and the tier 1 capital ratio was 7.9 per cent. During the year, risk-weighted assets increased by 10 per cent to GBP144.9 billion, reflecting good levels of growth in consumer lending and mortgages and strong growth in our Corporate Markets businesses. We continue to plan for risk-weighted asset growth of mid-to-high single digits over the next few years, and expected profit retentions remain sufficient to support this level of risk-weighted asset growth. We are also significantly improving our balance sheet management and capital efficiency, moving from a 'buy and hold' model towards an 'origination and distribution' framework. In this context we are planning to initiate a rolling residential mortgage securitisation programme in the second half of 2006.

Scottish Widows continues to be one of the most strongly capitalised life assurance companies in the UK. The working capital ratio of the Scottish Widows Long-Term Fund remained strong at an estimated 17.8 per cent at the end of December 2005. The required risk capital margin was covered over 11 times. In March 2005, Scottish Widows paid a 2004 dividend of GBP200 million to Lloyds TSB reflecting the start of an expected regular dividend stream, and in December 2005 a further GBP800 million of surplus capital was repatriated to the Group. In March 2006, a second annual dividend will be paid to the Group. We are continuing to examine opportunities to improve our capital efficiency and have work in progress that we believe will allow Scottish Widows to repatriate further surplus capital to the Group.

The Group's pension schemes accounting deficit totalled GBP2,910 million at the end of December 2005 (GBP2,037 million net of deferred tax). During 2005 the Group made additional voluntary contributions of GBP220 million to these schemes to be applied in reduction of the schemes' deficit. The Group is currently in the process of finalising its triennial actuarial valuation of the schemes and, as part of this process, is also considering other methods of addressing the schemes' deficit.

The board has decided to maintain the final dividend at 23.5p per share, to make a total for the year of 34.2p. This represents a dividend yield for shareholders of 7 per cent, calculated using the 31 December 2005 share price of 488.5p.

Helen A Weir
Group Finance Director

                               SEGMENTAL ANALYSIS


Year ended
31 December 2005

                                                      Life,
                                                  pensions,                  Wholesale
                                 UK                   OEICs    Insurance           and      Central
                             Retail     General   and asset          and International        group
                            Banking   Insurance  management  Investments       Banking        items        Total
Comparable basis               GBPm        GBPm        GBPm         GBPm          GBPm         GBPm         GBPm
Net interest income           3,307          41         370          411         2,165         (370)       5,513
Other income                  1,811         525      15,295       15,820         1,710            2       19,343
Total income                  5,118         566      15,665       16,231         3,875         (368)      24,856
Insurance claims                  -        (197)    (14,597)     (14,794)            -            -      (14,794)
Total income, net of          5,118         369       1,068        1,437         3,875         (368)      10,062
insurance claims
Operating expenses           (2,682)       (160)       (479)        (639)       (2,186)           1       (5,506)
Trading surplus (deficit)     2,436         209         589          798         1,689         (367)       4,556
Impairment losses on loans     (905)          -           -            -          (185)           -       (1,090)
and advances
Profit (loss) before tax*     1,531         209         589          798         1,504         (367)       3,466
Volatility
-  Banking                        -           -           -            -             -         (124)        (124)
-  Insurance                      -          28         410          438             -            -          438
-  Policyholder interests         -           -         311          311             -            -          311
Other IFRS adjustments         (213)          -         (73)         (73)           20          (55)        (321)
applied from 1 January
2005
Profit (loss) on sale and        76           -           -            -            (6)         (20)          50
closure of businesses
Profit (loss) before tax      1,394         237        1,237       1,474         1,518         (566)       3,820


Year ended
31 December 2004
                                                      Life,
                                                  pensions,                   Wholesale
                                  UK                  OEICs    Insurance            and      Central
                              Retail    General   and asset          and  International        group
                             Banking  Insurance  management  Investments        Banking        items        Total
Comparable basis                GBPm       GBPm        GBPm         GBPm           GBPm         GBPm         GBPm
Net interest income            3,228         44          239          283         1,986         (407)       5,090
Other income                   1,696        496       10,240       10,736         1,544           45       14,021
Total income                   4,924        540       10,479       11,019         3,530         (362)      19,111
Insurance claims                   -       (214)      (9,408)      (9,622)            -            -       (9,622)
Total income, net of           4,924        326        1,071        1,397         3,530         (362)       9,489
insurance claims
Operating expenses            (2,609)      (154)        (468)        (622)       (2,047)          12       (5,266)
Trading surplus (deficit)      2,315        172          603          775         1,483         (350)       4,223
Impairment losses on loans      (676)         -            3            3          (230)           -         (903)
and advances
Profit (loss) before tax*      1,639        172          606          778         1,253         (350)       3,320
Volatility
-  Insurance                       -          8          160          168             -            -          168
-  Policyholder interests          -          -          (30)         (30)            -            -          (30)
Loss on sale of businesses         -          -            -            -           (21)           -          (21)
Trading results of                 -          -            -            -            40            -           40
discontinued operations
Profit (loss) before tax       1,639        180          736          916         1,272         (350)       3,477

*comparable basis


Page11 of 44

                             DIVISIONAL PERFORMANCE

                               UK RETAIL BANKING


Comparable basis                                                          2005             2004       Change
                                                                          GBPm             GBPm            %

Net interest income                                                      3,307            3,228            2
Other income                                                             1,811            1,696            7
Total income                                                             5,118            4,924            4
Operating expenses                                                      (2,532)          (2,509)           1
Trading surplus                                                          2,586            2,415            7
Impairment losses on loans and advances                                   (905)            (676)          34
Profit before tax, before provisions for customer redress                1,681            1,739           (3)

Provisions for customer redress                                           (150)            (100)

Profit before tax                                                        1,531            1,639           (7)

Cost:income ratio, before provisions for customer redress                49.5%            51.0%

                                                                   31 December        1 January
                                                                          2005             2005
Total assets                                                        GBP103.9bn        GBP96.5bn            8
Total risk-weighted assets                                           GBP60.6bn        GBP57.2bn            6



Key achievements

- Satisfactory income growth in a more challenging consumer environment, with good growth in income per customer and a 28 per cent increase in target customer current account recruitment.

- Tight cost control, with a clear focus on improving efficiency. Staff reductions of 2,713 during the year resulted in lower costs in the second half of the year.

- Positive jaws with income growth of 4 per cent exceeding cost growth, excluding customer redress provisions, of 1 per cent.

-   Good and broad customer balance growth:

    -      Group mortgage balances increased by 10 per cent to GBP88.4 billion.
    - Credit card balances, adjusted to exclude the effect of the Goldfish disposal, increased by 9 per cent to GBP7.2 billion.
    -      Personal loan balances increased by 3 per cent to GBP11.0 billion.
    -      Customer deposit balances increased by 7 per cent to GBP71.0 billion.

- Customer satisfaction levels reached their highest level in recent years during 2005.

- Higher impairment charge reflecting marketwide deterioration in retail credit quality as a result of more customers, with higher levels of indebtedness, experiencing repayment difficulties.

Profit before tax, on a comparable basis, from UK Retail Banking decreased by GBP108 million, or 7 per cent, to GBP1,531 million, reflecting good levels of business growth offset by higher impairment losses and customer redress provisions. Increased income from continued growth in the Group's consumer lending and customer deposit portfolios and improved current account fee income was offset by a higher level of impairment losses in the Group's unsecured lending portfolios. Total income increased by 4 per cent, notwithstanding a decrease in commissions from creditor insurance, whilst cost growth, excluding customer redress provisions, was 1 per cent. Other income increased by 7 per cent, and now represents 35 per cent of total income.

During 2005, good levels of growth were achieved in all key product areas. Gross new mortgage lending for the Group totalled GBP26.0 billion (2004: GBP26.3 billion). Net new lending totalled GBP8.3 billion resulting in a market share of net new lending of 9.1 per cent, and mortgage balances outstanding increased by 10 per cent to GBP88.4 billion. Personal loan balances outstanding at the year-end were GBP11.0 billion, an increase of 3 per cent and credit card balances totalled GBP7.2 billion, an increase of 9 per cent, adjusting to exclude the effect of the Goldfish disposal. Credit balances on current accounts and savings and investment accounts increased by 7 per cent. Income per customer continued to improve during the year.

Customers are increasingly choosing to buy through direct channels as well as through our branches. Towards the end of 2005 we saw improved levels of growth in branch based sales, particularly current and savings accounts, whilst continued investment in our direct channel capabilities has supported good levels of business growth. Sales through direct channels represent half of total sales and, during 2005, internet product sales increased by 28 per cent and product sales via the telephone increased by 39 per cent. Our internet bank now has 3.7 million registered users and over 470 million transactions were processed through internet banking, an increase of 40 per cent.

Lloyds TSB remains a leader in the added value current account market, with over 4 million customers. Target customer current account recruitment increased by 28 per cent, compared with 2004.

Operating expenses remained well controlled and, excluding customer redress provisions, increased by only GBP23 million, or 1 per cent. This included higher levels of restructuring costs as we continue to rationalise back office operations to improve efficiency. Levels of customer service and satisfaction have also continued to improve.

Impairment losses on loans and advances increased by GBP229 million, or 34 per cent, to GBP905 million, reflecting a combination of volume related asset growth in personal loan and credit card lending, the absence of a mortgage provision release which in 2004 totalled GBP39 million, and the impact of more customers, with higher levels of indebtedness, experiencing repayment difficulties. The impairment charge as a percentage of average lending for personal loans and overdrafts increased to 4.76 per cent, from 4.20 per cent in 2004, while the charge in the credit card portfolio increased to 4.01 per cent, from 3.42 per cent in 2004. In the mortgage business the Group continued to experience a low level of losses and as a result the mortgage impairment charge was GBP13 million. Overall, the provisions charge as a percentage of average lending, on a comparable basis, was 0.92 per cent, compared to 0.75 per cent in 2004.

Within personal loans, key initiatives have been the increased use of behavioural and risk-based pricing, and leveraging our customer insight capabilities to enable the Group to deliver more competitive pricing to better quality customers within our existing customer base. Over 99 per cent of new personal loans and 77 per cent of new credit cards sold during 2005 were to existing customers, where the Group has a better understanding of an individual customer's total financial position. Dynamic delinquency measures remain in line with our expectations given the slowdown in consumer spending.

Cheltenham & Gloucester (C&G) continued to focus on prime lending market segments during 2005. The average indexed loan-to-value ratio on the C&G mortgage portfolio was 43 per cent (31 December 2004: 41 per cent), and the average loan-to-value ratio for C&G new mortgages and further advances written during 2005 was 64 per cent (2004: 62 per cent). At 31 December 2005, 95 per cent of C&G mortgage balances had an indexed loan-to-value ratio of less than 85 per cent (31 December 2004: 94 per cent) and only 0.6 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent (31 December 2004: 0.3 per cent).

                           INSURANCE AND INVESTMENTS

                                                                           2005            2004       Change
Comparable basis                                                           GBPm            GBPm            %

Net interest income                                                         411             283
Other income                                                             15,820          10,736
Total income                                                             16,231          11,019
Insurance claims                                                        (14,684)         (9,622)
Total income, net of insurance claims                                     1,547           1,397           11
Operating expenses                                                         (639)           (610)           5
Trading surplus                                                             908             787           15
Impairment losses on loans and advances                                       -               3
Profit before tax, excluding customer redress provisions and                908             790           15
strengthening of reserves for mortality

Provisions for customer redress                                               -             (12)
Strengthening of reserves for mortality                                    (110)              -
Profit before tax                                                           798             778            3

Profit before tax analysis
Life, pensions and OEICs*                                                   683             610           12
General insurance                                                           209             172           22
Scottish Widows Investment Partnership                                       16               8          100
Profit before tax*                                                          908             790           15

*excluding customer redress provisions and strengthening of reserves for mortality



Key achievements

- Significantly improved profit performance. Profit before tax, on a comparable basis and excluding customer redress provisions and a significant strengthening of reserves for mortality, increased by 15 per cent to GBP908 million.

- Strong, and improving, sales performance. 21 per cent increase in Scottish Widows' new business weighted sales, increasing the Group's market share of life, pensions and long-term savings to an estimated 6.2 per cent, from
    5.7 per cent.

- Excellent progress in increasing bancassurance sales, particularly in the second half of 2005 when sales grew by 23 per cent, compared with the second half of 2004.

- Improved profitability. New business contribution in Scottish Widows increased by 19 per cent. Life and pensions new business margin increased to 29.7 per cent.

- Good progress with General Insurance's strategy to develop its manufacturing business and increase focus on direct channels. Strong focus on improving underwriting capability, supply chain efficiency and claims management led to profit before tax, on a comparable basis, increasing by 22 per cent.

- Strong capital position maintained. During 2005, Scottish Widows Group repatriated GBP1 billion surplus capital to the Group.

Profit before tax, on a comparable basis, increased by GBP20 million, or 3 per cent to GBP798 million despite a significant strengthening of reserves for mortality which, on a comparable basis, totalled GBP110 million.


                                                                           2005            2004       Change
Scottish Widows - profit before tax analysis*                              GBPm            GBPm            %

Life and pensions

New business contribution                                                   224             188           19
Existing business                                                           181             181            -
Investment earnings - normalised                                            196             167           17
Profit before tax                                                           601             536           12
OEICs
Profit before tax                                                            82              74           11
Profit before tax (life, pensions and OEICs)                                683             610           12

New business margin (life and pensions)                                    29.7%           28.6%

*comparable basis, excluding customer redress provisions and the strengthening of reserves for mortality

Profit before tax, excluding customer redress provisions and the strengthening of reserves for mortality, from the Group's life, pensions and OEICs business increased by 12 per cent to GBP683 million. The Group's strategy to improve its returns by focusing on more profitable, less capital intensive, business whilst constantly seeking to improve process and distribution efficiency has led to a 19 per cent increase in new business contribution to GBP224 million. As a result of this improved capital efficiency and strong sales of pensions and single premium investments, the life and pensions new business margin increased to 29.7 per cent (2004: 28.6 per cent).



                                                                             2005            2004       Change
Weighted sales (regular + 1/10 single)                                       GBPm            GBPm            %

Life and pensions                                                             754             657           15
OEICs                                                                         148              86           72
Life, pensions and OEICs                                                      902             743           21

Bancassurance                                                                 274             242           13
Independent financial advisers                                                562             432           30
Direct                                                                         66              69           (4)
Life, pensions and OEICs                                                      902             743           21



Overall, weighted sales in 2005 increased by 21 per cent to GBP902 million and as a result the Group's life, pensions and investments market share increased significantly to an estimated 6.2 per cent, compared with 5.7 per cent in 2004. During 2005 the Group launched a new group pensions platform which supported the strong growth in sales during the year. Scottish Widows is now also one of the largest UK providers of individual pensions. IFA sales grew 30 per cent to GBP562 million, supported by significant product and service enhancements in pensions and investments, and our estimated market share of the IFA market improved to 6.8 per cent, from 5.9 per cent in 2004. Bancassurance sales were 13 per cent higher at GBP274 million. Weighted sales of OEICs were 72 per cent higher, largely through the branch network and to Lloyds TSB private banking clients. Our estimated market share through the bancassurance and direct channels increased to an estimated 5.5 per cent, from 5.4 per cent in 2004.

In January 2006, Scottish Widows announced a new partnership with Virgin to market life assurance and a new cancer insurance product under the Virgin Money brand. This supports Scottish Widows' long-term strategy to secure a greater breadth of distribution for its products.

Scottish Widows Investment Partnership

Pre-tax profit, on a comparable basis, from Scottish Widows Investment Partnership (SWIP) increased to GBP16 million, compared with GBP8 million in 2004, reflecting improved market performance and increased revenues from new business. SWIP won GBP4.4 billion of gross new business in 2005, an increase of 110 per cent on 2004, and its assets under management increased by 16 per cent to GBP95 billion. Overall investment performance during 2005 has continued to improve. Groupwide funds under management increased by 12 per cent to GBP121 billion.

General insurance

                                                                             2005            2004       Change
Comparable basis                                                             GBPm            GBPm            %

Commission receivable                                                         681             672            1
Commission payable                                                           (695)           (750)          (7)
Underwriting income (net of reinsurance)                                      562             554            1
Other income                                                                   18              64
Net operating income                                                          566             540            5
Claims paid on insurance contracts (net of reinsurance)                      (197)           (214)          (8)
Operating income, net of claims                                               369             326           13

Operating expenses                                                           (160)           (154)           4
Profit before tax                                                             209             172           22

Claims ratio                                                                  34%             37%
Combined ratio                                                              80.8%           83.2%

Profit before tax, on a comparable basis, from our general insurance operations increased by GBP37 million, or 22 per cent, to GBP209 million. Operating income, net of claims, increased by 13 per cent compared with cost growth of 4 per cent. Good progress continues to be made in implementing new platforms for underwriting and claims processes.

Net operating income improved by GBP26 million as growth in income from home and motor business was partly offset by reduced broking commission from loan protection insurance, reflecting the slowdown in unsecured consumer lending growth during 2005 (page 35, note 10) and lower health premiums following the transfer of the Group's medical insurance business to BUPA during 2004. Good progress has also been made in building the Group's corporate partnering capability with a new distribution agreement secured with MORE TH>N during 2005.

Our strategy to increase investment in more cost efficient distribution through direct channels continues to generate earnings momentum with gross written premiums from new policies sold through direct channels increasing by 9 per cent in 2005. This reflected strong growth in levels of new business through the internet, where home insurance sales increased by 39 per cent and motor insurance sales by 12 per cent. New motor insurance sales by telephone increased by 15 per cent. The business has also delivered substantial improvements in business retention reflecting higher levels of customer satisfaction and improvements in operational efficiency.

Claims fell by GBP17 million to GBP197 million, and the claims ratio improved to 34 per cent (2004: 37 per cent), reflecting good progress in re-engineering the claims process and improvements in the cost effectiveness of the claims supply chain, as well as lower health claims as a result of the transfer of the Group's private medical insurance business to BUPA. As a result, the combined ratio relating to the underwriting business improved to 80.8 per cent in 2005 (2004:
83.2 per cent).

Page 18 of 44
                      WHOLESALE AND INTERNATIONAL BANKING


                                                                          2005             2004       Change
Comparable basis                                                          GBPm             GBPm            %

Net interest income                                                      2,165            1,986            9
Other income                                                             1,710            1,544           11
Total income                                                             3,875            3,530           10
Operating expenses                                                      (2,186)          (2,047)           7
Trading surplus                                                          1,689            1,483           14
Impairment losses on loans and advances                                   (185)            (230)         (20)
Profit before tax                                                        1,504            1,253           20

Cost:income ratio                                                        56.4%            58.0%

                                                                   31 December        1 January
                                                                          2005             2005
Total assets                                                        GBP124.0bn       GBP123.8bn            -
Total risk-weighted assets                                           GBP80.1bn        GBP71.0bn           13

                                                                          2005             2004
Profit before tax by business unit                                        GBPm             GBPm
Corporate Markets                                                          958              732           31
Business Banking                                                           206              153           35
Asset Finance                                                              219              240           (9)
International Banking                                                      133              120           11
Other                                                                      (12)               8
                                                                         1,504            1,253           20

Key achievements

- Excellent profit growth. Profit before tax, on a comparable basis, increased by 20 per cent to GBP1,504 million.

- Strong income growth, up 10 per cent, as Corporate Markets strategy begins to deliver results. Income momentum improved during the year.

- Positive jaws. Income growth of 10 per cent exceeded cost growth of 7 per cent. Continued investment in people and systems to support new product capabilities.

- Low levels of impairment as a result of high corporate liquidity and a continued strong level of recoveries. Impairment charge reduced by 20 per cent.

- Good progress in delivering the strategy to build an integrated wholesale bank for corporate markets. 17 per cent increase in Corporate Markets trading surplus, and 31 per cent increase in profit before tax.

- Good levels of franchise growth in Business Banking. 24 per cent growth in trading surplus, and 35 per cent growth in profit before tax.

- Good new business growth in Asset Finance with trading surplus up 12 per cent. However, higher levels of retail impairment resulted in a fall of 9 per cent in profit before tax.

-   Improved post-tax return on risk-weighted assets from 1.41 per cent to
    1.50 per cent.

Wholesale and International Banking profit before tax, on a comparable basis, increased by GBP251 million, or 20 per cent, to GBP1,504 million. Income growth of 10 per cent exceeded cost growth of 7 per cent, leading to a reduction in the cost:income ratio to 56.4 per cent. Trading surplus increased by GBP206 million or 14 per cent, to GBP1,689 million. There was strong profit growth in Corporate Markets, Business Banking and International Banking while Asset Finance saw strong trading surplus growth before higher impairment losses. Overall growth in profit was ahead of growth in risk-weighted assets and has led to an increase in the post-tax return on average risk weighted assets to 1.50 per cent, compared to 1.41 per cent in 2004.

Net interest income increased by GBP179 million, or 9 per cent, reflecting higher income from strong growth in customer lending in Corporate Markets, Business Banking and Asset Finance. Other income increased by GBP166 million, or 11 per cent. Strong growth in structured finance transactions, increased fee income from relationship business products and higher levels of cross-selling activity led to an increase of 18 per cent in other income from Corporate Markets. In addition, other income benefited from the impact of motor dealership acquisitions in Asset Finance and sustained customer growth in Business Banking. Costs were 7 per cent higher at GBP2,186 million, reflecting higher staff costs as a result of our increased investment in people, as we continue to build up our Corporate Markets product capability and expertise, and the impact of the motor dealership acquisitions within Asset Finance.

The charge for impairment losses on loans and advances decreased by GBP45 million, or 20 per cent, to GBP185 million, as a result of lower provisions and a good level of recoveries from the corporate lending portfolio, partially offset by higher charges in the Asset Finance business.

In Corporate Markets, profit before tax grew by 31 per cent, from GBP732 million in 2004, to GBP958 million, driven by a combination of higher income and a reduction in impairment losses. Income increased by 15 per cent, including higher levels of cross-selling income which increased by 27 per cent reflecting our increased customer focus and integration across the business. Income growth was strong in both relationship and transactional business. Customer relationships continue to be deepened, and there has been considerable investment in the business to broaden origination, distribution and portfolio management capabilities. This has included the build up of new credit structuring and loan trading teams and the launch of a variety of new products.

Profit before tax in Business Banking grew by GBP53 million, or 35 per cent, to GBP206 million reflecting our strategy to move relationship managers back into branches and closer to our customers. There was good growth in customer income, tight control of costs and service and operational improvements. This supported a 4 percentage point reduction in the cost:income ratio for the business. Customer deposits rose by 4 per cent to GBP10.7 billion and customer lending increased by 11 per cent to GBP8.0 billion. Business Banking continued to develop and grow its customer franchise, with net customer recruitment of some 13,350 during 2005, reflecting a market leading position in both the overall and start-up markets. Over 18,000 customers transferred their banking arrangements to the Group from other banking providers.

Profit before tax in Asset Finance decreased by 9 per cent to GBP219 million, reflecting higher impairment losses, which offset the continued development of the motor and leisure, and contract hire businesses. Income increased by GBP71 million, or 8 per cent, leading to a 12 per cent growth in the trading surplus. New business has increased by 7 per cent in the personal and retail finance business. Lloyds TSB Commercial Finance has continued to grow strongly with a 19 per cent market share, measured by client numbers, and the motor and leisure business continues to be the largest independent lender in the UK motor and leisure point of sale market with a market share of 18 per cent.

In International Banking, profit before tax increased by GBP13 million, or 11 per cent, to GBP133 million. This reflects a reduction in costs and lower impairment provisions which offset a GBP12 million, or 3 per cent, reduction in income as a result of lower earnings on retained capital following the repatriation of offshore capital to the Group.

                    CONSOLIDATED INCOME STATEMENT - STATUTORY


                                                                                               2005               2004
                                                                                               GBPm               GBPm

Interest and similar income                                                                  12,589             10,707
Interest and similar expense                                                                 (6,918)            (5,597)
Net interest income                                                                           5,671              5,110
Fees and commissions income                                                                   2,990              3,054
Fees and commissions expense                                                                   (842)              (844)
Net fees and commissions income                                                               2,148              2,210
Net trading income                                                                            9,298              5,036
Insurance premium income                                                                      4,469              6,070
Other operating income                                                                        1,140                857
Other income                                                                                 17,055             14,173
Total income                                                                                 22,726             19,283
Insurance claims                                                                            (12,186)            (9,622)
Total income, net of insurance claims                                                        10,540              9,661
Operating expenses                                                                           (5,471)            (5,297)
Trading surplus                                                                               5,069              4,364
Impairment losses on loans and advances                                                      (1,299)              (866)
Profit (loss) on sale and closure of businesses                                                  50                (21)
Profit before tax                                                                             3,820              3,477
Taxation                                                                                     (1,265)            (1,018)
Profit for the year                                                                           2,555              2,459

Profit attributable to minority interests                                                        62                 67
Profit attributable to equity shareholders                                                    2,493              2,392
Profit for the year                                                                           2,555              2,459

Basic earnings per share                                                                      44.6p              42.8p
Diluted earnings per share                                                                    44.2p              42.5p

Total dividend per share for the year*                                                        34.2p              34.2p
Total dividend for the year*                                                              GBP1,915m          GBP1,914m

*total dividend for the year represents the interim dividend paid in October 2005 and the final dividend which will be paid and accounted for in May 2006.

                         CONSOLIDATED BALANCE SHEET - STATUTORY


                                                       31 December                  1 January
                                                              2005                       2005        31 December  2004
Assets                                                        GBPm                       GBPm                     GBPm

Cash and balances at central banks                           1,156                      1,078                    1,078
Items in course of collection from banks                     1,310                      1,462                    1,462
Treasury bills and other eligible bills                                                                             92
Trading securities and other financial
assets at fair value through profit or loss                 60,374                     56,840
Derivative financial instruments                             5,878                      9,263
Loans and advances to banks                                 31,655                     31,851                   31,848
Loans and advances to customers                            174,944                    161,162                  155,318
Debt securities                                                                                                 43,485
Equity shares                                                                                                   27,310
Available-for-sale financial assets                         14,940                     14,593
Investment property                                          4,260                      3,776                    3,776
Goodwill                                                     2,373                      2,469                    2,469
Value of in-force business                                   2,922                      2,760                    4,363
Other intangible assets                                         50                         28                       28
Tangible fixed assets                                        4,291                      4,180                    4,180
Other assets                                                 5,601                      3,392                    9,013
Total assets                                               309,754                    292,854                  284,422

Equity and liabilities
Deposits from banks                                         31,527                     39,723                   39,723
Customer accounts                                          131,070                    126,349                  119,811
Items in course of transmission to banks                       658                        631                      631
Derivative financial instruments and
other trading liabilities                                    6,396                     10,334
Debt securities in issue                                    39,346                     28,728                   28,770
Liabilities arising from insurance contracts and            40,550                     36,725                   52,289
participating investment contracts
Liabilities arising from non-participating
investment contracts                                        21,839                     16,361
Unallocated surplus within insurance businesses                518                        426                    1,362
Other liabilities                                           10,395                      8,526                   14,916
Retirement benefit obligations                               2,910                      3,075                    3,075
Deferred tax liabilities                                     1,145                        925                    1,704
Other provisions                                               368                        270                      211
Subordinated liabilities                                    12,402                     11,211                   10,252
Total liabilities                                          299,124                    283,284                  272,744

Equity
Share capital                                                1,420                      1,419                    1,419
Share premium account                                        1,170                      1,145                    1,145
Other reserves                                                 383                        371                      343
Retained profits                                             7,222                      6,554                    8,140
Shareholders' equity                                        10,195                      9,489                   11,047
Minority interests                                             435                         81                      631
Total equity                                                10,630                      9,570                   11,678

Total equity and liabilities                               309,754                    292,854                  284,422



Page 23 of 44


            CONDENSED CONSOLIDATED CASH FLOW STATEMENT - STATUTORY

                                                                                               2005               2004
                                                                                               GBPm               GBPm

Net cash (used in) provided by operations                                                      (331)            12,214

Cash flows from investing activities
Purchase of fixed asset investments                                                                            (10,088)
Proceeds from sale and maturity of fixed asset investments                                                       9,732
Purchase of available-for-sale investments                                                  (10,108)
Proceeds from sale and maturity of available-for-sale investments                            10,266
Purchase of fixed assets                                                                     (1,843)            (1,565)
Proceeds from sale of fixed assets                                                            1,073                698
Acquisition of businesses, net of cash acquired                                                 (27)               (16)
Disposal of businesses, net of cash disposed                                                     (4)               (25)
Net cash used in investing activities                                                          (643)            (1,264)

Cash flows from financing activities
Dividends paid to equity shareholders                                                        (1,914)            (1,913)
Dividends paid to minority interests                                                            (37)               (68)
Proceeds from issue of subordinated liabilities                                               1,361                699
Proceeds from issue of ordinary shares and transactions in own shares held in                    26                 11
respect of employee share schemes
Repayment of subordinated liabilities (loan capital)                                           (232)              (764)
Capital element of finance lease rental payments                                                 (2)                (1)
Change in minority investment in subsidiaries                                                   329               (151)
Net cash used in financing activities                                                          (469)            (2,187)

Change in cash and cash equivalents                                                          (1,443)             8,763
Cash and cash equivalents at beginning of year                                               28,196             19,433
Cash and cash equivalents at end of year                                                     26,753             28,196

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

            CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - STATUTORY


                                            Attributable to equity shareholders

                                     Share capital         Other       Retained        Minority
                                       and premium      reserves        profits       interests           Total
                                              GBPm          GBPm           GBPm            GBPm            GBPm

Balance at 1 January 2004                    2,554           343          7,646             782          11,325
Currency translation differences                 -             -            (12)              1             (11)
Profit for the period                            -             -          2,392              67           2,459
Total recognised income for the period           -             -          2,380              68           2,448
Dividends                                        -             -         (1,913)            (68)         (1,981)
Purchase/sale of treasury shares                 -             -              8               -               8
Employee share option schemes:
-  value of employee services                    -             -             19               -              19
-  proceeds from shares issued                  10             -              -               -              10
Changes in minority interests                    -             -              -            (151)           (151)
Balance at 31 December 2004                  2,564           343          8,140             631          11,678
Adjustments on transition to IAS 32,             -            28         (1,586)           (550)         (2,108)
IAS 39 and IFRS 4
Restated balance at                          2,564           371          6,554              81           9,570
1 January 2005

Movement in available-for-sale                   -             8              -               -               8
investments, net of tax

Movement in cash flow hedges, net of             -            11              -               -              11
tax
Currency translation differences                 -            (7)            24               -              17
Net income recognised directly in                -            12             24               -              36
equity
Profit for the period                            -             -          2,493              62           2,555
Total recognised income for the period           -            12          2,517              62           2,591

Dividends                                        -             -         (1,914)            (37)         (1,951)
Purchase/sale of treasury shares                 -             -             18               -              18
Employee share option schemes:
-  value of employee services                    -             -             47               -              47
-  proceeds from shares issued                  26             -              -               -              26
Changes in minority interests                    -             -              -             329             329
Balance at 31 December 2005                  2,590           383          7,222             435          10,630

                              SUMMARISED SEGMENTAL ANALYSIS - STATUTORY


Year ended
31 December 2005
                                                      Life,
                                                  pensions,                   Wholesale
                                  UK                  OEICs    Insurance            and      Central
                              Retail    General   and asset          and  International        group
                             Banking  Insurance  management  Investments        Banking        items        Total
                                GBPm       GBPm        GBPm         GBPm           GBPm         GBPm         GBPm

Net interest income            3,521         23          372          395         2,265         (510)       5,671
Other income                   1,605        571       13,288       13,859         1,628          (37)      17,055
Total income                   5,126        594       13,660       14,254         3,893         (547)      22,726
Insurance claims                   -       (197)     (11,989)     (12,186)            -            -      (12,186)
Total income, net of           5,126        397        1,671        2,068         3,893         (547)      10,540
insurance claims
Operating expenses            (2,697)      (160)        (434)        (594)       (2,181)           1       (5,471)
Trading surplus (deficit)      2,429        237        1,237        1,474         1,712         (546)       5,069
Impairment losses on loans    (1,111)         -            -            -          (188)           -       (1,299)
and advances
Profit (loss) on sale and         76          -            -            -            (6)         (20)          50
closure of businesses
Profit (loss) before tax       1,394        237        1,237        1,474         1,518         (566)       3,820




Year ended
31 December 2004
                                                      Life,
                                                  pensions,                   Wholesale
                                  UK                  OEICs    Insurance            and      Central
                              Retail    General   and asset          and  International        group
                             Banking  Insurance  management  Investments        Banking        items        Total
                                GBPm       GBPm        GBPm         GBPm           GBPm         GBPm         GBPm

Net interest income            3,228         44          239          283         2,006         (407)       5,110
Other income                   1,696        504       10,370       10,874         1,558           45       14,173
Total income                   4,924        548       10,609       11,157         3,564         (362)      19,283
Insurance claims                   -       (214)      (9,408)      (9,622)            -            -       (9,622)
Total income, net of           4,924        334        1,201        1,535         3,564         (362)       9,661
insurance claims
Operating expenses            (2,609)      (154)        (468)        (622)       (2,078)          12       (5,297)
Trading surplus (deficit)      2,315        180          733          913         1,486         (350)       4,364
Impairment losses on loans      (676)         -            3            3          (193)           -         (866)
and advances
Loss on sale of businesses         -          -            -            -           (21)           -          (21)
Profit (loss) before tax       1,639        180          736          916         1,272         (350)       3,477

                                     NOTES

1.       Accounting policies and presentation

Except as noted below, the accounting policies adopted in the preparation of the 2005 results are unchanged from those disclosed in the Group's announcement setting out the effects of the implementation of International Financial Reporting Standards ('IFRS') and Financial Reporting Standard 27 ('FRS 27'), published on 27 May 2005. Copies of this announcement are available on the Group's website at www.lloydstsb.com/investorrelations.

The Group recognises as an asset the value of in-force life assurance business in respect of life assurance contracts and participating investment contracts, representing the net present value of future profits expected to accrue to the shareholder from these contracts. In the Group's first IFRS results for the six months ended 30 June 2005, the asset in the consolidated balance sheet and movements in the asset recognised in the income statement were calculated and disclosed on a net of tax basis. Since that time accounting practice has continued to evolve and a consensus has emerged that the value of in-force business should be presented gross of tax. The Group has therefore changed its accounting policy to present movements in the value of in-force business gross of attributable tax with a consequential adjustment to the tax charge; there is no effect upon the Group's earnings or shareholders' equity. Comparative figures have been restated accordingly.

Comparative figures have also been restated to allow for deferred tax on properties acquired as part of a business combination and for the reclassification of certain balance sheet items following revised interpretations of the requirements of IFRS. This has resulted in a reduction in shareholders' equity although there is no significant impact upon the Group's income statement.

The effect of these changes is set out below.

Year ended 31 December 2004                                         Value of
                                                    Previous        in-force           Other
                                                       basis        business     adjustments         Restated
                                                        GBPm            GBPm            GBPm             GBPm

Profit before volatility                               3,348              (9)              -            3,339
Volatility                                               147              (9)              -              138
Profit before tax                                      3,495             (18)              -            3,477
Taxation                                              (1,036)             18               -           (1,018)
Profit for the year                                    2,459               -               -            2,459

At 1 January 2005
Total assets                                         291,997             870             (13)         292,854
Shareholders' equity                                   9,572               -             (83)           9,489


Half-year ended 30 June 2005                                        Value of
                                                    Previous        in-force           Other
                                                       basis        business     adjustments         Restated
                                                        GBPm            GBPm            GBPm             GBPm

Profit before volatility                               1,723              45               -            1,768
and other IFRS adjustments
Volatility                                                77              10               -               87
Other IFRS adjustments                                  (124)            (18)              -             (142)
Profit before tax                                      1,676              37               -            1,713
Taxation                                                (472)            (37)              -             (509)
Profit for the period                                  1,204               -               -            1,204

At 30 June 2005
Total assets                                         305,212             907             (13)         306,106
Shareholders' equity                                   9,475               -             (83)           9,392


Year ended 31 December 2005                                         Value of
                                                    Previous        in-force           Other
                                                       basis        business     adjustments         Restated
                                                        GBPm            GBPm            GBPm             GBPm

Profit before volatility                               3,492              24               -            3,516
and other IFRS adjustments
Volatility                                               548              77               -              625
Other IFRS adjustments                                  (284)            (37)              -             (321)
Profit before tax                                      3,756              64               -            3,820
Taxation                                              (1,201)            (64)              -           (1,265)
Profit for the year                                    2,555               -               -            2,555

At 31 December 2005

Total assets                                         308,820             934               -          309,754
Shareholders' equity                                  10,259               -             (64)          10,195

Comparative information for 2004 has been restated to take into account the requirements of all the standards except for IAS 32, IAS 39 and IFRS 4 (including FRS 27). As permitted by IFRS, these standards have been implemented with effect from 1 January 2005 and the opening balance sheet at this date has been adjusted accordingly.

2.      Basis of presentation

The Group implemented the requirements of IAS 32, IAS 39 and IFRS 4 (including FRS 27) with effect from 1 January 2005 without restating 2004 comparative figures and as a consequence the 2005 results are not directly comparable with those of 2004. Therefore, in order to provide a clearer representation of the underlying performance of the business the impact of those standards for which comparatives have not been restated has been separately analysed. In addition, to facilitate comparisons, volatility arising from the use of fair values in the Group's banking and insurance businesses (page 31, note 4) together with the profit on sale or closure of businesses have also been separately identified.

A reconciliation of this 'comparable' basis of presentation to the Group's profit before tax for the year ended 31 December 2005 is shown below.


                                                                    Other IFRS
                                                                       related
                                                                   adjustments        Profit on
                                                                  applied from         sale and
                                      Comparable                     1 January       closure of       Statutory
                                           basis     Volatility           2005       businesses           basis
                                            GBPm           GBPm           GBPm             GBPm            GBPm

Net interest income                        5,513            (73)           231                -           5,671
Other income                              19,343            698         (2,986)               -          17,055
Total income                              24,856            625         (2,755)               -          22,726
Insurance claims                         (14,794)             -          2,608                -         (12,186)
Total income, net of insurance            10,062            625           (147)               -          10,540
claims
Operating expenses                        (5,506)             -             35                -          (5,471)
Trading surplus (deficit)                  4,556            625           (112)               -           5,069
Impairment losses on loans and            (1,090)            -            (209)               -          (1,299)
advances
Profit on sale and closure of                  -              -              -               50              50
businesses
Profit (loss) before tax                   3,466            625           (321)              50           3,820
Taxation                                    (941)          (392)            84              (16)         (1,265)
Profit (loss) for the year                 2,525            233           (237)              34           2,555

Profit (loss) attributable to                 67             36            (41)               -              62
minority interests
Profit (loss) attributable to              2,458            197           (196)              34           2,493
equity shareholders
Profit (loss) for the year                 2,525            233           (237)              34           2,555

Earnings per share                         43.9p           3.6p         (3.5)p             0.6p           44.6p

In the reconciliation above, no adjustment has been made to show the volatility element of policyholder income and insurance claims as, with the exception of policyholder interests, which is included in volatility, these offset each other.

In 2006, the Group plans to report its results on a full IFRS basis, separately analysing volatility and the profit (loss) on sale and closure of businesses. The Group's 2005 results on this basis are shown below.


Half-year ended
30 June 2005

                                                      Life,
                                                  pensions,                   Wholesale
                                  UK                  OEICs    Insurance            and      Central
                              Retail    General   and asset          and  International        group
                             Banking  Insurance  management  Investments        Banking        items        Total
                                GBPm       GBPm        GBPm         GBPm           GBPm         GBPm         GBPm

Net interest income            1,730         10          184          194         1,084         (219)       2,789
Other income                     815        270        5,403        5,673           759            7        7,254
Total income                   2,545        280        5,587        5,867         1,843         (212)      10,043
Insurance claims                   -       (108)      (5,060)      (5,168)            -            -       (5,168)
Total income, net of           2,545        172          527          699         1,843         (212)       4,875
insurance claims
Operating expenses            (1,281)       (78)        (196)        (274)       (1,046)          22       (2,579)
Trading surplus (deficit)      1,264         94          331          425           797         (190)       2,296
Impairment losses on loans      (568)         -            -            -          (102)           -         (670)
and advances
Profit (loss) before tax*        696         94          331          425           695         (190)       1,626

Volatility
-  Banking                         -          -            -            -             -          (73)         (73)
-  Insurance                       -          7          124          131             -            -          131
-  Policyholder interests          -          -           29           29             -            -           29
Profit (loss) before tax         696        101          484          585           695         (263)       1,713



Year ended
31 December 2005

                                                       Life,
                                                   pensions,                  Wholesale
                                  UK                   OEICs    Insurance           and      Central
                              Retail    General    and asset          and International        group
                             Banking  Insurance   management  Investments       Banking        items        Total
                                GBPm       GBPm         GBPm         GBPm          GBPm         GBPm         GBPm

Net interest income            3,521         23          366          389         2,265         (431)       5,744
Other income                   1,605        543       12,573       13,116         1,628            8       16,357
Total income                   5,126        566       12,939       13,505         3,893         (423)      22,101
Insurance claims                   -       (197)     (11,989)     (12,186)            -            -      (12,186)
Total income, net of           5,126        369          950        1,319         3,893         (423)       9,915
insurance claims
Operating expenses            (2,697)      (160)        (434)        (594)       (2,181)           1       (5,471)
Trading surplus (deficit)      2,429        209          516          725         1,712         (422)       4,444
Impairment losses on loans    (1,111)         -            -            -          (188)           -       (1,299)
and advances
Profit (loss) before tax*      1,318        209          516          725         1,524         (422)       3,145

Volatility
-  Banking                         -          -            -            -             -         (124)        (124)
-  Insurance                       -         28          410          438             -            -          438
-  Policyholder interests          -          -          311          311             -            -          311
Profit (loss) on sale and         76          -            -            -            (6)         (20)          50
closure of businesses
Profit (loss) before tax       1,394        237        1,237        1,474         1,518         (566)        3,820

*comparable basis

3.       Impact of the adoption of IFRS

Information on the effect of implementing IFRS upon the Group's 2004 results and balance sheet at 1 January 2005 was set out in the Group's announcement published on 27 May 2005. Excluding volatility, the impact of those standards applied with effect from 1 January 2005 has been to reduce earnings largely reflecting the application of effective interest rates, the reclassification of certain securities from equity to debt, and the impact of discounting on levels of loan loss impairment. There has also been a significant reduction in other income, with a corresponding decrease in insurance claims, as a result of the impact of IFRS 4 on the accounting treatment of certain insurance products. An analysis of the reduction in profit before tax by division is provided below.


Other IFRS adjustments
applied from
1 January 2005

                                                       Life,
                                                   pensions,                  Wholesale
                                  UK                   OEICs    Insurance           and      Central
                              Retail    General    and asset          and International        group
                             Banking  Insurance   management  Investments       Banking        items        Total
                                GBPm       GBPm         GBPm         GBPm          GBPm         GBPm         GBPm

Net interest income              214        (18)          (4)         (22)          100          (61)         231
Other income                    (206)        18       (2,722)      (2,704)          (82)           6       (2,986)
Total income                       8          -       (2,726)      (2,726)           18          (55)      (2,755)
Insurance claims                   -          -        2,608        2,608             -            -        2,608
Total income, net of               8          -         (118)        (118)           18          (55)        (147)
insurance claims
Operating expenses               (15)         -           45           45             5            -           35
Trading surplus                   (7)         -          (73)         (73)           23          (55)        (112)
Impairment losses on loans      (206)         -            -            -            (3)           -         (209)
and advances
Profit (loss) before tax        (213)         -          (73)         (73)           20          (55)        (321)

4.       Volatility

Banking volatility

In accordance with IFRS, it is the Group's policy to recognise all derivatives at fair value. The banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives, with the resulting net positions managed centrally using external derivatives. IFRS does not, however, permit the intra-Group derivatives to be used in a hedge relationship for reporting purposes. Although fair value accounting can have a significant impact on reported earnings, it does not impact on the business fundamentals or cash flows of the businesses. The Group has, therefore, implemented an internal pricing structure that allows divisions to transfer to central group items the volatility associated with marking to market derivatives held for risk management purposes. 'Banking volatility' is principally comprised of the difference between the result that would be recognised on an accrual accounting basis for derivatives held for risk management purposes and their mark to market value. The Group has set up a central hedging function to reduce the impact of this volatility by establishing, where possible, accounting hedge relationships for the external derivatives.

During 2005, profit before tax included a negative banking volatility of GBP124 million.

Insurance volatility

Changes in market variables such as the performance of equity markets and the level of interest rates, which are beyond the control of management, can result in significant volatility in the profitability of the Group's insurance businesses. As in previous years, in order to provide a clearer representation of the underlying performance of the life and pensions and general insurance businesses, the effect of these changes is separately analysed within insurance volatility. Following the implementation of the requirements of IFRS and FRS 27, insurance volatility is principally comprised of the elements described below.

The Group's insurance businesses have substantial holdings of investments which are accounted for at fair value with changes being reflected within the income statement. The difference between the actual return on these investments attributable to shareholders and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility. In addition, the calculation of the value of in-force business makes assumptions about future investment returns; to the extent that actual experience is different the effect is also included within insurance volatility.

The main assumptions used in the calculation of the value of in-force business at 31 December 2005 were as follows:

                                                                                 31 December      31 December
                                                                                        2005             2004
                                                                                           %                %

Risk-adjusted discount rate (net of tax)                                                7.02             7.40
Return on equities (gross of tax)                                                       6.72             7.17
Return on fixed interest securities (gross of tax)                                      4.12             4.57
Expenses inflation                                                                      3.79             3.76

Changes in stock market performance also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With-Profits Fund, which following the implementation of FRS 27 is now reflected in the Group's balance sheet. Fluctuations in this valuation caused by market-related movements are also included within insurance volatility.

During 2005, profit before tax included positive insurance volatility of GBP438 million.

Policyholder interests volatility

As a result of the requirement contained in IFRS to consolidate the Group's life and pensions businesses on a line by line basis, the Group's income statement includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax. Under IFRS, tax on policyholder investment returns is included in the Group's tax charge rather than being offset against the related income, either increasing or decreasing profit before tax with a corresponding change in the tax charge. In order to provide a clearer representation of the underlying performance of the Group's life and pensions businesses the impact of these items upon pre-tax profit has been separately identified within volatility.

During 2005, profit before tax included positive policyholder interests volatility of GBP311 million.

5.       Insurance grossing adjustments

IFRS requires line-by-line consolidation for all items of income and expenditure and, as a result, the Group can no longer report the results of its life assurance businesses as a single line item; in addition certain investment vehicles which were previously off-balance sheet are now consolidated. The income statement therefore now includes premiums receivable from policyholders and the returns on investments held within the life funds and OEICs which are shown within total income, and related deductions within interest expense and insurance claims. Whilst this represents a significant presentational change, there is no material impact upon the Group's profitability. The following tables show the impact on the comparable income statement of these grossing adjustments:

Insurance and Investments

Year ended 31 December 2005                                              Comparable         Insurance       Comparable
                                                                              basis          gross-up           basis*
                                                                               GBPm              GBPm             GBPm

Net interest income                                                             411               310              101
Other income                                                                 15,820            14,337            1,483
Insurance claims                                                            (14,794)          (14,597)            (197)
Total income, net of insurance claims                                         1,437                50            1,387
Operating expenses                                                             (639)              (32)            (607)
Profit before tax                                                               798                18              780
*comparable basis, excluding insurance grossing adjustment

Year ended 31 December 2004                                              Comparable         Insurance      Comparable
                                                                              basis          gross-up          basis*
                                                                               GBPm              GBPm            GBPm

Net interest income                                                             283               189              94
Other income                                                                 10,736             9,270           1,466
Insurance claims                                                             (9,622)           (9,408)           (214)
Total income, net of insurance claims                                         1,397                51           1,346
Operating expenses                                                             (622)              (37)           (585)
Impairment losses                                                                 3                 -               3
Profit before tax                                                               778                14             764

*comparable basis, excluding insurance grossing adjustment

6.       Mortgage lending

                                                                                          2005            2004

Gross new mortgage lending                                                           GBP26.0bn       GBP26.3bn
Market share of gross new mortgage lending                                                9.0%            9.0%
Net new mortgage lending                                                              GBP8.3bn        GBP9.3bn
Market share of net new mortgage lending                                                  9.1%            9.2%
Mortgages outstanding (year-end)*                                                    GBP88.4bn       GBP80.1bn
Market share of mortgages outstanding                                                     9.1%            9.1%
*excluding the effect of IFRS related adjustments


7.       Central group items*
                                                                                          2005            2004
                                                                                          GBPm            GBPm

Lloyds TSB Foundations                                                                     (34)            (31)
Funding cost of acquisitions less earnings on capital                                     (325)           (317)
Central costs and other unallocated items                                                   (8)             (2)
                                                                                          (367)           (350)
*comparable basis

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group's pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of a dividend on their shareholdings. In 2005, GBP34 million was accrued for payment to registered charities.

8.       Group net interest income
                                                                                          2005            2004
Statutory basis                                                                           GBPm            GBPm

Net interest income                                                                      5,671           5,110
Average interest-earning assets, excluding reverse repos                               201,813         178,887
Net interest margin                                                                      2.81%           2.86%

Banking margin - comparable basis*

Net interest income                                                                      5,149           4,847
Average interest-earning assets, excluding reverse repos                               185,468         170,438
Net interest margin                                                                      2.78%           2.84%


*As a result of the implementation of IFRS, the Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In order to maintain the comparability of the Group's banking net interest margin these amounts, together with the related average interest-earning assets, have been excluded from the comparable basis calculation.

Page 34 of 44

9.       Other income
                                                                                          2005            2004
Comparable basis                                                                          GBPm            GBPm
Fees and commissions receivable:
  UK current account fees                                                                  754             637
  Other UK fees and commissions                                                          1,201           1,087
  Insurance broking                                                                        681             672
  Card services                                                                            545             515
  International fees and commissions                                                       134             131
                                                                                         3,315           3,042
Fees and commissions payable                                                              (918)           (842)
Net fees and commissions income                                                          2,397           2,200
Net trading income                                                                       8,749           4,886
Insurance premium income                                                                 7,201           6,070
Other operating income                                                                     996             865
Total other income*                                                                     19,343          14,021
Insurance claims                                                                       (14,794)         (9,622)
Total other income, net of insurance claims*                                             4,549           4,399
Volatility
-  Banking                                                                                 (45)              -
-  Insurance                                                                               432             168
-  Policyholder interests                                                                  311             (30)
Other IFRS adjustments applied from 1 January 2005                                        (378)              -
Discontinued operations                                                                      -              14
Total other income, net of insurance claims                                              4,869           4,551

*comparable basis


10.     General insurance income
                                                                                         2005            2004
                                                                                         GBPm            GBPm
Premium income from underwriting
Creditor                                                                                  127             114
Home                                                                                      441             442
Health                                                                                     16              27
Reinsurance premiums                                                                      (22)            (29)
                                                                                          562             554
Commissions from insurance broking
Creditor                                                                                  396             442
Home                                                                                       49              45
Health                                                                                     15              20
Other                                                                                     221             165
                                                                                          681             672

Page 35 of 44


11.     Operating expenses
                                                                                        2005            2004
Comparable basis                                                                        GBPm            GBPm


Administrative expenses:

Staff:
  Salaries                                                                             2,068           1,961
  National insurance                                                                     154             142
  Pensions                                                                               308             307
  Other staff costs                                                                      325             280
                                                                                       2,855           2,690
Premises and equipment:
  Rent and rates                                                                         305             293
  Hire of equipment                                                                       13              16
  Repairs and maintenance                                                                136             128
  Other                                                                                  152             130
                                                                                         606             567
Other expenses:
  Communications and external data processing                                            452             446
  Advertising and promotion                                                              207             205
  Professional fees                                                                      216             222
  Provisions for customer redress                                                        150             112
  Other                                                                                  375             387
                                                                                       1,400           1,372
Administrative expenses                                                                4,861           4,629
Depreciation                                                                             639             637
Impairment of goodwill                                                                     6               -
Total operating expenses - comparable basis                                            5,506           5,266
Discontinued operations                                                                    -              31
Other IFRS adjustments applied from 1 January 2005                                       (35)              -
Total operating expenses                                                               5,471           5,297
Cost:income ratio - comparable basis*                                                  52.7%           54.3%
Cost:income ratio - statutory basis*                                                   51.9%           54.8%

*total operating expenses divided by total income, net of insurance claims. The cost:income ratio on a comparable basis also excludes provisions for customer redress and the strengthening of reserves for mortality.

Page 36 of 44

12.     Number of employees (full-time equivalent)
                                                                                31 December     31 December
                                                                                       2005            2004

UK Retail Banking                                                                    33,593          36,306
Insurance and Investments                                                             6,283           5,944
Wholesale and International Banking                                                  19,763          19,554
Other, largely IT and Operations                                                     10,139          11,626
                                                                                     69,778          73,430
Agency staff (FTE)                                                                   (2,981)         (3,445)
Total number of employees (full-time equivalent)                                     66,797          69,985


13.     Impairment losses on loans and advances
                                                                                         2005             2004
                                                                                         GBPm             GBPm

Impairment losses on loans and advances (see below)                                     1,302              866
Other credit risk provisions                                                               (3)               -
                                                                                        1,299              866
Impairment losses and loans and advances - comparable basis
UK Retail Banking
  Personal loans/overdrafts                                                               585              473
  Credit cards                                                                            307              242
  Mortgages                                                                                13              (39)
                                                                                          905              676

Insurance and Investments                                                                   -               (3)

Wholesale and International Banking                                                       188              230

Total charge - comparable basis                                                         1,093              903

Discontinued operations                                                                     -              (37)

Other IFRS adjustments applied from 1 January 2005                                        209                -

Total charge                                                                            1,302              866



                                                                                            %                %

Charge as % of average lending:
  Personal loans/overdrafts                                                              4.76             4.20
  Credit cards                                                                           4.01             3.42
  Mortgages                                                                              0.02            (0.05)
UK Retail Banking                                                                        0.92             0.75
Insurance and Investments                                                                   -            (0.10)
Wholesale and International Banking                                                      0.31             0.43
Total charge - comparable basis                                                          0.66             0.61
Discontinued operations                                                                     -           (13.11)

Other IFRS adjustments applied from 1 January 2005                                        n/a                -

Total charge                                                                              0.76             0.59


Page 37 of 44

14.     Capital ratios

                                                                               31 December       1 January
                                                                                      2005            2005
                                                                                      GBPm            GBPm
Capital

Tier 1                                                                              11,478          10,753
Tier 2                                                                              10,447           8,767
                                                                                    21,925          19,520

Supervisory deductions                                                              (6,160)         (6,219)

Total capital                                                                       15,765          13,301


Risk-weighted assets                                                                 GBPbn           GBPbn

UK Retail Banking                                                                     60.6            57.2
Insurance and Investments                                                              2.6             1.9
Wholesale and International Banking                                                   80.1            71.0
Central group items                                                                    1.6             1.7
Total risk-weighted assets                                                           144.9           131.8

Risk asset ratios

Total capital                                                                        10.9%           10.1%
Tier 1                                                                                7.9%            8.2%

                                                                                      2005            2004

Post-tax return on average risk-weighted assets                                      1.81%           1.99%
Post-tax return on average risk-weighted assets*                                     1.92%           1.98%

*comparable basis, excluding customer redress provisions and strengthening of reserves for mortality


15.    Retirement benefit obligations


The amounts recognised in the balance sheet are as follows:
                                                                                        31 December        31 December
                                                                                               2005               2004
Defined benefit schemes                                                                        GBPm               GBPm

Present value of scheme liabilities                                                          17,320             14,866
Fair value of scheme assets                                                                 (14,026)           (11,648)
Net defined benefit scheme deficit                                                            3,294              3,218
Unrecognised actuarial losses                                                                  (485)              (237)
Net recognised defined benefit scheme deficit                                                 2,809              2,981

Other retirement benefit schemes                                                                101                 94
Net recognised liability                                                                      2,910              3,075


Page 38 of 44

15.    Retirement benefit obligations (continued)

The net recognised liability has reduced by GBP165 million from GBP3,075 million to GBP2,910 million at 31 December 2005, as cash contributions to the Group's defined benefit schemes exceeded the regular cost, partly reflecting the additional voluntary contributions of GBP220 million made during the year. However, unrecognised actuarial losses increased by GBP248 million to GBP485 million; a reduction in the discount rate used to value the schemes' liabilities, as a result of the fall in corporate bond yield (GBP1.6bn), and an increased allowance for mortality (GBP0.2bn) more than offset the effect of a stronger than expected return from the schemes' assets (GBP1.4bn). Overall, therefore, the net defined benefit scheme deficit is little changed from 2004 at GBP3,294 million before tax (GBP2,306 million net of tax).

16.    Balance sheet information

                                                                                31 December       1 January
                                                                                       2005            2005
Deposits - customer accounts                                                           GBPm            GBPm
Sterling:
Non-interest bearing current accounts                                                 3,604           3,300
Interest bearing current accounts                                                    37,976          35,863
Savings and investment accounts                                                      60,522          57,255
Other customer deposits                                                              16,809          17,058
Total sterling                                                                      118,911         113,476
Currency                                                                             12,159          12,873
Total deposits - customer accounts                                                  131,070         126,349


Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                                     2,299           2,083
Manufacturing                                                                         5,983           4,622
Construction                                                                          2,059           2,147
Transport, distribution and hotels                                                    7,649           7,063
Property companies                                                                    8,267           5,943
Financial, business and other services                                               16,272          16,862
Personal  : mortgages                                                                88,528          80,282
              : other                                                                22,776          22,841
Lease financing                                                                       5,815           6,227
Hire purchase                                                                         4,853           4,828
Other                                                                                 7,696           5,930
Total domestic                                                                      172,197         158,828

International:
Latin America                                                                           173             125
United States of America                                                              1,984           2,028
Europe                                                                                1,927           1,583
Rest of the world                                                                       735             516
Total international                                                                   4,819           4,252
                                                                                    177,016         163,080
Impairment provisions for loans and advances                                         (2,072)         (1,918)
Total loans and advances to customers                                               174,944         161,162


Page 39 of 44


17.     Economic profit
                                                                                         2005            2004
Comparable basis, excluding customer redress provisions and                              GBPm            GBPm
strengthening of reserves for mortality
Average shareholders' equity                                                           11,331          10,735
Profit attributable to equity shareholders                                              2,640           2,383
Less: notional charge                                                                  (1,020)           (966)
Economic profit                                                                         1,620           1,417

Statutory basis
Average shareholders' equity                                                            9,747          10,493
Profit attributable to equity shareholders                                              2,493           2,392
Less: notional charge                                                                    (877)           (944)
Economic profit                                                                         1,616           1,448

Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2004: 9 per cent).


18.     Earnings per share
                                                                                         2005            2004
Comparable basis, excluding customer redress provisions and strengthening of reserves for mortality

Profit attributable to equity shareholders                                          GBP2,640m       GBP2,383m
Weighted average number of ordinary shares in issue                                    5,595m          5,590m
Earnings per share                                                                      47.2p           42.6p

Statutory basis
Basic
Profit attributable to equity shareholders                                          GBP2,493m       GBP2,392m
Weighted average number of ordinary shares in issue                                    5,595m          5,590m
Earnings per share                                                                      44.6p           42.8p
Fully diluted
Profit attributable to equity shareholders                                          GBP2,493m       GBP2,392m
Weighted average number of ordinary shares in issue                                    5,639m          5,625m
Earnings per share                                                                      44.2p           42.5p


Page 40 of 44

19.     Tax

Under IFRS the Group is required to include in income tax expense the tax attributable to UK life insurance policyholder earnings and its interests in Open Ended Investment Companies (OEICs).

The effective tax rate of the Group, excluding gross policyholder tax charge and OEIC interests from profit before tax and the tax charge, was 27.0 per cent
(2004: 28.3 per cent) compared to the standard UK corporation tax rate of 30 per cent.

The effective tax rate including policyholder tax and OEIC interests was 33.1 per cent, compared to 29.3 per cent in 2004.

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, including policyholder tax and OEIC interests, is given below:


                                                                                         2005            2004
                                                                                         GBPm            GBPm

Profit before tax                                                                       3,820           3,477
Tax charge thereon at UK corporation tax rate of 30%                                    1,146           1,043
Factors affecting charge:
Disallowed and non-taxable items                                                          (47)            (32)
Overseas tax rate differences                                                              (1)            (14)
Net tax effect of disposals and unrealised gains                                          (59)             (2)
Tax deductible coupons on non-equity minority interests                                     -             (12)
Policyholder tax and OEIC interests                                                       223              33
Other items                                                                                 3               2
Tax charge                                                                              1,265           1,018


20.     Profit/loss on sale of businesses

In December 2005, the Group announced the disposal of its Goldfish credit card business and this, together with additional costs incurred in relation to business closures or previous disposals, has led to a net profit of GBP50 million being recognised in the income statment. During 2004, the Group disposed of a number of its businesses in Latin America and a net loss of GBP21 million was recognised in the income statement.

Page 41 of 44

21.    Scottish Widows - realistic balance sheet information

Financial Services Authority (FSA) returns for large with-profits companies now include realistic balance sheet information. The information included in FSA returns concentrates on the position of the with-profits fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the with-profits fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. Estimated positions at 31
December 2005 are shown below, together with the actual position at 31 December
2004.

31 December 2005 (estimated)                                                      With-profits       Long-term
                                                                                          fund            fund
                                                                                         GBPbn           GBPbn

Available assets, including support account                                               20.1            23.2
Realistic value of liabilities                                                           (19.2)          (19.1)
Working capital for fund                                                                   0.9             4.1

Working capital ratio                                                                     4.4%           17.8%

Risk capital margin cover                                                            2.7 times      11.5 times


31 December 2004                                                                  With-profits       Long-term
                                                                                          fund            fund
                                                                                         GBPbn           GBPbn

Available assets, including support account                                               19.1            22.0
Realistic value of liabilities                                                           (18.1)          (17.8)
Working capital for fund                                                                   1.0             4.2

Working capital ratio                                                                     5.1%           19.0%

Risk capital margin cover                                                            2.4 times       9.3 times

Page 42 of 44

22.    Dividend

A final dividend for 2005 of 23.5p per share (2004: 23.5p) will be paid on 3 May
2006, making a total for the year of 34.2p (2004: 34.2p).

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:


Shares quoted ex-dividend                                                                                       8 March

Record date                                                                                                    10 March

Final date for joining or leaving the dividend reinvestment plan                                                5 April

Final dividend paid                                                                                               3 May

Annual general meeting                                                                                           11 May

23.     Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 were approved by the directors on 23 February 2006 and will be delivered to the registrar of companies following publication on 1 April 2006. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

Page 43 of 44

                                    CONTACTS

                    For further information please contact:-

                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                   E-mail: michael.oliver@ltsb-finance.co.uk

                                  Mary Walsh
                        Director of Corporate Relations
                              Lloyds TSB Group plc
                                 020 7356 2121
                       E-mail: mary.walsh@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.

A copy of the Group's corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group's code of business conduct is also available on the Group's website.



Page 44 of 44

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 February 2006